UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

c/o Norton Rose Fulbright Canada, LLP, 222 Bay Street, Suite 3000, PO Box 53, Toronto ON M5K 1E7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Explanatory Note

This Amendment No. 1 to this Report on Form 6-K/A (this “Amendment”), originally furnished to the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2024 (the “Original Form 6-K”), is being furnished to the Commission by Aeterna Zentaris Inc. (the “Company”) solely to include the conformed signature on the consent of Raymond Chabot Grant Thornton LLP (the “Consent”) attached as Exhibit 23.1 to the Original Form 6-K that was erroneously omitted from the Original Form 6-K. The Consent with the conformed signature is attached as Exhibit 23.1 to this Amendment and replaces the Consent attached as Exhibit 23.1 to the Original Form 6-K in its entirety, and is incorporated by reference herein and in the Original Form 6-K by this reference.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information contained in the Original Form 6-K, or reflect any events that have occurred after the Original Form 6-K was originally furnished to the Commission.

DOCUMENTS INDEX

Exhibit	Description
Exhibit 23.1	Consent of Raymond Chabot Grant Thornton LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: May 29, 2024	By:	/s/ Giuliano La Fratta
Giuliano La Fratta
Chief Financial Officer